EXHIBIT 99.1

PRESS RELEASE

Bezeq CFO, Allon Raveh, Announces His Resignation

Tel Aviv, Israel – April 27, 2017 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that the CFO of the Bezeq Group, Allon Raveh, today informed the Group’s Chairman, Shaul Elovitch, and CEO, Stella Handler, of his intention to leave his position to take up a senior one outside of the Bezeq Group. Raveh will remain in his position until after the filing of Bezeq’s financial statements for Q1 2017.

Following the decision, Raveh today stated, “The decision to leave Bezeq was not an easy one, but I took it because I had been offered a particularly challenging senior managerial post. In the time in which I have worked at Bezeq I found an excellent company made up of outstanding people, with whom it was an honor to work. I want to thank the CEO and the Chairman of Bezeq, for their confidence and cooperation.”

Handler stated, “Allon succeeded in a short time to become a key part of the Company’s management, and proved his abilities and extensive professional knowledge that provided the Company with true added value. I regret his leaving, but am certain he will meet all the professional challenges in his future career.”

Elovitch said, “Allon was highly successful in all aspects of his job. I regretted learning that he wished to leave for a challenging position he had been offered. I thank Allon for his considerable contribution to Bezeq and wish him every success in the future. Allon will stay with the Company until the next financial statements have been filed, while Bezeq will in parallel start a structured process to find a replacement.”